Exhibit 10.1

Reinsurance Group of America, Incorporated®

October 29, 2015

Anna Manning

Dear Anna:

On behalf of the Board of Directors and Greig Woodring, I am delighted to offer you the position of Chief Executive Officer of RGA effective January 1, 2017. As a transitional step, our plan is for you to assume the role of President effective December 1, 2015, and begin a transition into the role of CEO. You will continue with your current responsibilities until such time that you and Greig agree on a different structure. We are also very pleased to offer you a position on the Board of Directors to begin January 1, 2016, contingent on a vote by the Board at its meeting in December. As CEO, you will transfer to St. Louis, Missouri over the course of your time as President.

Here are the details of your two-step offer.

• Annual Salary:	Effective 12/1/2015, your annual salary as a regular full-time employee will be USD $750,000. Delivery in USD and/or CAD is to be determined. Upon fully assuming the CEO role, your salary will be increased to USD $950,000.

• Annual Bonus Plan:	You will continue to participate in RGA’s Annual Bonus Plan with a target bonus equal to 100% of your base pay, with an award range of zero to a maximum of two times your bonus target. Your target will be based on the new salary effective January 2016, when new goals will be set for your role as President. Upon fully assuming the CEO role, your ABP target will increase to 130% of base salary. As you know, incentive payments are contingent upon Plan guidelines, Company results and Board approval.

• Long-Term Incentive

You will continue to participate in the LTI program, however, effective with the 2016 grant your target will be a fixed amount rather than a percentage. Your 2016 target will be $2,000,000, with 75% allocated to the PCS program and 25% allocated to Stock Appreciation Rights. Upon fully assuming the CEO role, your LTI target will become $3,245,000.

Effective December 1, 2015, you will also receive a special long-term incentive grant valued at $3,000,000, and fully vested in five years. The specific form of the grant will be confirmed at a special Board meeting on or about November 19, 2015.

• Benefits:	Your benefits and PTO will remain intact until such time as the move to St. Louis occurs.

This offer is contingent upon the successful completion and the results of a medical evaluation which will assess your ability to fulfill the physical requirements of the CEO position. The evaluation will be conducted at Mayo Clinic in Rochester, Minnesota. It is scheduled for November 10-12. You will receive a call from a representative at Mayo Clinic on Friday, October 30, to discuss next steps. The Board will only be informed of a pass or fail status by the responsible physician.

This letter is designed to provide a summary of the offer we are verbally providing you. Due to the eventual relocation to the US, we will need to further elaborate on this offer with more details on the delivery of pay and the benefits that will be provided.

This offer is not intended to create any contractual rights or obligations concerning your employment. Either the employee or RGA has the right to terminate employment at will, at any time, with or without cause. RGA reserves the right to modify or terminate any of its benefits and compensation plans, policies, programs, practices, etc., with or without notice.

Anna, congratulations! The Board of Directors undertook a thorough and time-consuming process to reach our decision to offer you this tremendous opportunity. We are all fully confident you are the right person for this role and to lead RGA into the years ahead, and we are delighted to make this offer to you today.

Kind regards,

/s/ Cliff Eason

Cliff Eason

Chairman of the Board